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                                                                    Exhibit 99.1


(GEAC LOGO)


                                                                    NEWS RELEASE

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EARNINGS ADVISORY:




               GEAC TO ANNOUNCE THIRD QUARTER, FISCAL 2004 RESULTS
                                ON MARCH 4, 2004

MARKHAM, ONTARIO - FEBRUARY 25, 2004 - Geac (NASDAQ: GEAC, TSX: GAC), a global enterprise software company for business performance management, today announced it will release third quarter, fiscal 2004 financial results on March 4, 2004, at 4:30 p.m. Eastern Time. The company will discuss the results on a conference call and webcast on March 4, 2004, beginning at 5:30 p.m. Eastern Time.

Listeners can access the conference call at 416.405.9310 / 877.211.7911, or via webcast at HTTP://WWW.INVESTORS.GEAC.COM.

A replay of the conference call will be available from March 4, 2004 at 7:30 p.m. Eastern Time until March 12, 2004, at 11:59 p.m. Eastern Time. The replay can be accessed at 416.695.5800 or 1.800.408.3053. The pass code for the replay is 3006340.

For more information, contact:

Alys Scott
Vice President, Global Communications & Investor Relations
905.940.3751
ALYS.SCOTT@GEAC.COM

Melody Firth
Investor Relations Specialist
Tel. 905.475.0525 ext. 3325
Fax 905.475.3847
MELODY.FIRTH@GEAC.COM